Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES RECORD THIRD QUARTER

AND YEAR TO DATE RESULTS

•            Third quarter record sales up 16%, well above 3% growth in global light vehicle production

•            Third quarter record diluted earnings per share from continuing operations increased 14%

•            $288 million returned to shareholders through share repurchases and dividends

AURORA, Ontario, November 3, 2016 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the third quarter ended September 30, 2016.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2016	2015
Sales	$8,849	$7,661	$27,192	$23,566

Adjusted EBIT(1)	$715	$565	$2,202	$1,873

Income from continuing operations before income taxes	$692	$680	$2,134	$2,027

Net income from continuing operations attributable to Magna International Inc.	$503	$470	$1,553	$1,463

Diluted earnings per share from continuing operations	$1.29	$1.13	$3.92	$3.53

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)             Adjusted EBIT is the measure of segment profit or loss as reported in the Company’s attached unaudited interim consolidated financial statements.  Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

MAGNA ANNOUNCES THIRD QUARTER 2016 FINANCIAL RESULTS	CONNECT WITH MAGNA

THREE MONTHS ENDED SEPTEMBER 30, 2016

We posted sales of $8.8 billion for the third quarter ended September 30, 2016, an increase of 16% over the third quarter of 2015.  This strong year over year growth was achieved despite North American light vehicle production increasing only 1% and European light vehicle production declining 2%, compared to the third quarter of 2015.

Our complete vehicle assembly sales decreased 4% in the third quarter of 2016, compared to the third quarter of 2015, while our complete vehicle assembly volumes decreased 19% from the comparable quarter to approximately 19,000 units.  The decreases largely reflect that we were nearing end of production of the MINI Countryman and Paceman.

During the third quarter of 2016, income from continuing operations before income taxes was $692 million and net income from continuing operations attributable to Magna International Inc. was $503 million, increases of 2% and 7% respectively, both compared to the third quarter of 2015.  Diluted earnings per share from continuing operations increased $0.16 or 14% in the third quarter of 2016, which includes the favourable impact of a reduced share count.

During the third quarter ended September 30, 2016, we generated cash from operations of $796 million before changes in operating assets and liabilities, and invested $139 million in operating assets and liabilities. Total investment activities for the third quarter of 2016 were $556 million, including $390 million in fixed asset additions and $166 million in investments and other assets.

NINE MONTHS ENDED SEPTEMBER 30, 2016

We posted sales of $27.2 billion for the nine months ended September 30, 2016, an increase of 15% from the nine months ended September 30, 2015.  Excluding the impact of foreign currency translation, our sales increased 17% in the first nine months of 2016, compared to the first nine months of 2015.  In comparison, North American and European light vehicle production increased 4% and 5%, respectively, in the first nine months of 2016 compared to the first nine months of 2015.

Our complete vehicle assembly sales increased 1% in the first nine months of 2016, compared to the first nine months of 2015.  Complete vehicle assembly volumes decreased 14% to approximately 68,000 units.  The volume decrease largely reflects that we were nearing end of production of the MINI Countryman and Paceman.

During the nine months ended September 30, 2016, income from continuing operations before income taxes was $2.1 billion and net income from continuing operations attributable to Magna International Inc. was $1.6 billion, increases of $107 million and $90 million, respectively, both compared to the first nine months of 2015.  Diluted earnings per share from continuing operations increased $0.39 or 11% for the nine months ended September 30, 2016, which includes the favourable impact of a reduced share count.

During the nine months ended September 30, 2016, we generated cash from operations before changes in operating assets and liabilities of $2.4 billion, and invested $759 million in operating assets and liabilities. Total investment activities for the first nine months of 2016 were $3.3 billion, including $1.8 billion to purchase subsidiaries, $1.1 billion in fixed asset additions and $323 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2016 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and nine months ended September 30, 2016, Magna repurchased 4.7 million shares for $191 million and 19.8 million shares for $799 million, respectively, pursuant to our existing Normal Course Issuer Bid which expires in November 2016.

Today, our Board of Directors declared a quarterly dividend of $0.25 with respect to our outstanding Common Shares for the quarter ended September 30, 2016. This dividend is payable on December 9, 2016 to shareholders of record on November 25, 2016.

OTHER MATTERS

Subject to the approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a Normal Course Issuer Bid (“NCIB”) to purchase up to 38 million of our Common Shares, representing approximately 10% of our public float of Common Shares.  This NCIB is expected to commence on or about November 14, 2016 and will terminate one year later.

UPDATED 2016 OUTLOOK

Light Vehicle Production (Units)
North America	17.8 million
Europe	21.5 million

Production Sales
North America	$19.2 - $19.6 billion
Europe	$9.0 - $9.3 billion
Asia	$2.1 - $2.2 billion
Rest of World	$0.4 - $0.5 billion
Total Production Sales	$30.7 - $31.6 billion

Complete Vehicle Assembly Sales	$2.0 - $2.2 billion

Total Sales	$35.8 - $37.0 billion

EBIT Margin(2)	Approximately 8%

Interest Expense, net	Approximately $90 million

Tax Rate(2)	Approximately 26%

Capital Spending	$1.8 - $1.9 billion

(2)             Excluding other expense, net

In this 2016 outlook, in addition to 2016 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 3, 2016 at 8:30 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-926-6571. The number for overseas callers is 1-416-981-9025. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

ABOUT MAGNA INTERNATIONAL

We are a leading global automotive supplier with 312 manufacturing operations(3) and 98 product development, engineering and sales centres(3) in 29 countries. We have over 155,000 employees(3) focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing.  We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(3) These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute  “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2016; complete vehicle assembly sales; consolidated EBIT margin, net interest expense; effective income tax rate; fixed asset expenditures; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would be expected to result in lower production volume levels; economic or political uncertainty, including as a result of the U.K.’s potential exit from the European Union and/or the outcome of the 2016 U.S. Presidential election; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; restructuring, downsizing and/or other significant non-recurring costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; fluctuations in relative currency values; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2016 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders.

This MD&A has been prepared as at November 3, 2016.

HIGHLIGHTS

•                  We posted new third quarter records in total sales and diluted earnings per share from continuing operations;

•                  Total sales increased 16% to $8.85 billion, compared to $7.66 billion in the third quarter of 2015.  The 16% increase represents strong performance compared to global light vehicle production which only increased 3% in the third quarter of 2016;

•                  North American production sales increased 13%, compared to North American light vehicle production which increased 1%;

•                  European production sales increased 29%, while European light vehicle production decreased 2%;

•                  Asian production sales increased 58%, compared to an 8% increase in Asian light vehicle production;

•                  Adjusted EBIT(1) increased 27% to $715 million, from $565 million in the third quarter of 2015;

•                  Diluted earnings per share from continuing operations increased 14% to $1.29, compared to $1.13 in the third quarter of 2015;

•                  We generated cash from operating activities of $657 million, compared to $596 million in the third quarter of 2015;

•                  We returned $191 million to shareholders in the form of share repurchases and $97 million in the form of dividends;

•                  Early October marked the end of production of MINI Countryman and Paceman models at our Magna Steyr facility in Graz, Austria.  Over the lifetime of the two models, we produced over 606,000 units.  Magna Steyr is currently preparing for the launches of the new BMW 5-Series as well as two Jaguar Land Rover programs;

•                  Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a new normal course issuer bid (“NCIB”) to purchase up to 38 million of our Common Shares, representing approximately 10% of our public float of Common Shares.

OVERVIEW

Our Business

We are a leading global automotive supplier with 312 manufacturing operations(2) and 98 product development, engineering and sales centres(2) in 29 countries. We have over 155,000 employees(2) focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing.  We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

2 These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity-accounted operations.

Industry Trends and Risks

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015, and remain substantially unchanged in respect of the third quarter ended September 30, 2016, except to the extent that:

•                  the United Kingdom’s anticipated exit from the European Union may create economic uncertainty, reduce consumer confidence, impair trade relationships between the United Kingdom and members of the European Union, result in a long-term realignment in the value of the British pound relative to other currencies, lead to the closure of any of our customers’ assembly plants in the United Kingdom, or otherwise directly or indirectly have a material adverse effect on our operations, profitability or results of operations; and

•                  the outcome of the November 8, 2016, U.S. election may result in lower consumer confidence levels, whether as a result of general economic or political uncertainty, rising interest rates, increased volatility in capital markets, an increase in protectionist measures or other factors. Consumer confidence levels impact consumer demand for vehicles, which in turn impacts vehicle production levels. A significant decline in vehicle production could have a material adverse effect on our profitability.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2016	2015	Change		2016	2015	Change
1 Canadian dollar equals U.S. dollars	0.766	0.766		—	0.757	0.796	-	5%
1 euro equals U.S. dollars	1.116	1.113		—	1.116	1.116		—
1 British pound equals U.S. dollars	1.313	1.551	-	15%	1.393	1.534	-	9%
1 Chinese renminbi equals U.S. dollars	0.150	0.159	-	6%	0.152	0.160	-	5%
1 Brazilian real equals U.S. dollars	0.308	0.285	+	8%	0.283	0.320	-	12%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2016 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

Sales

	For the three months
	ended September 30,
	2016	2015	Change
Vehicle Production Volumes (millions of units)
North America	4.320	4.294	+	1%
Europe	4.680	4.760	-	2%
Sales
External Production
North America	$4,837	$4,281	+	13%
Europe	2,184	1,696	+	29%
Asia	548	346	+	58%
Rest of World	119	111	+	7%
Complete Vehicle Assembly	503	522	-	4%
Tooling, Engineering and Other	658	705	-	7%
Total Sales	$8,849	$7,661	+	16%

External Production Sales - North America

External production sales in North America increased 13% or $556 million to a third quarter record of $4.84 billion compared to $4.28 billion for the third quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2015, including the:

•                  Cadillac XT5;

•                  Chrysler Pacifica;

•                  GMC Acadia;

•                  Chevrolet Cruze;

•                  Chevrolet Camaro; and

•                  Lincoln Continental; and

•                  the acquisition of the Getrag Group of Companies (“Getrag”) during the first quarter of 2016, which positively impacted production sales by $142 million.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  the contribution of two manufacturing facilities into an equity-accounted joint venture during the third quarter of 2015, which negatively impacted production sales by $11 million; and

•                  net customer price concessions subsequent to the third quarter of 2015.

External Production Sales - Europe

External production sales in Europe increased 29% or $488 million to a third quarter record of $2.18 billion compared to $1.70 billion for the third quarter of 2015, primarily as a result of:

•                  acquisitions during or subsequent to the third quarter of 2015, which positively impacted production sales by $326 million, including Getrag which positively impacted production sales by $248 million; and

•                  the launch of new programs during or subsequent to the third quarter of 2015, including the:

•                  Audi A3 and A3 Sportback;

•                  Mercedes-Benz E-Class;

•                  Audi A4;

•                  BMW X1; and

•                  Volkswagen Tiguan.

These factors were partially offset by:

•                  a $21 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the British Pound;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the third quarter of 2015.

External Production Sales - Asia

External production sales in Asia increased 58% or $202 million to an all-time quarterly record of $548 million compared to $346 million for the third quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2015, primarily in China; and

•                  acquisitions during or subsequent to the third quarter of 2015, including the partnership agreement in China (“the Xingqiaorui Partnership”) with Chongqing Xingqiaorui and the acquisition of Getrag, which positively impacted production sales by $76 million.

These factors were partially offset by:

•                  a $25 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

•                  net customer price concessions subsequent to the third quarter of 2015.

External Production Sales - Rest of World

External production sales in Rest of World increased 7% or $8 million to $119 million for the third quarter of 2016 compared to $111 million for the third quarter of 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2015, primarily in Brazil; and

•                  net customer price increases subsequent to the third quarter of 2015.

These factors were partially offset by:

•                  lower production volumes on certain existing programs; and

•                  an $8 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso, partially offset by the strengthening of the Brazilian real against the U.S. dollar.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2016	2015	Change
Complete Vehicle Assembly Sales	$503	$522	-	4%
Complete Vehicle Assembly Volumes (Units)	18,682	23,176	-	19%

Complete vehicle assembly sales decreased 4% or $19 million to $503 million for the third quarter of 2016 compared to $522 million for the third quarter of 2015 and assembly volumes decreased 19% or 4,494 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs neared the end of production; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 7% or $47 million to $658 million for the third quarter of 2016 compared to $705 million for the third quarter of 2015.

In the third quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz E-Class;

•                  Chevrolet Malibu;

•                  BMW 5-Series;

•                  Ford F-Series SuperDuty;

•                  Jeep Grand Cherokee;

•                  Porsche Panamera;

•                  Ford Transit; and

•                  Chevrolet Cruze.

In the third quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Audi A4;

•                  Chevrolet Cruze;

•                  Chevrolet Equinox and GMC Terrain;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Opel Astra;

•                  Volkswagen Golf;

•                  BMW 2-Series;

•                  Volkswagen Touran; and

•                  Skoda Superb.

Acquisitions during or subsequent to the third quarter of 2015, including Getrag, increased our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar, including the Chinese renminbi had an unfavourable impact of $3 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2016	2015
Sales	$8,849	$7,661
Cost of goods sold
Material	5,525	4,839
Direct labour	576	507
Overhead	1,457	1,247
	7,558	6,593
Gross margin	$1,291	$1,068
Gross margin as a percentage of sales	14.6%	13.9%

Cost of goods sold increased $965 million to $7.56 billion for the third quarter of 2016 compared to $6.59 billion for the third quarter of 2015 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  acquisitions subsequent to the third quarter of 2015;

•                  operational inefficiencies at certain facilities, including one body and chassis operation in North America;

•                  higher warranty costs of $25 million;

•                  a higher amount of employee profit sharing;

•                  higher severance costs; and

•                  lower recoveries associated with scrap steel.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Chinese renminbi, British pound and Argentine peso each against the U.S. dollar partially offset by the strengthening of the Brazilian real against the U.S. dollar;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs;

•                  net divestitures during or subsequent to the third quarter of 2015; and

•                  decreased pre-operating costs incurred at new facilities.

Gross margin increased $223 million to $1.29 billion for the third quarter of 2016 compared to $1.07 billion for the third quarter of 2015 and gross margin as a percentage of sales increased to 14.6% for the third quarter of 2016 compared to 13.9% for the third quarter of 2015. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins;

•                  decreased commodity costs;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, including one body and chassis operation in North America;

•                  higher warranty costs;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  a higher amount of employee profit sharing;

•                  higher severance costs; and

•                  lower recoveries associated with scrap steel.

Depreciation and Amortization

Depreciation and amortization costs increased $73 million to $270 million for the third quarter of 2016 compared to $197 million for the third quarter of 2015. The higher depreciation and amortization was primarily as a result of increased capital deployed at existing and new facilities and acquisitions during or subsequent to the third quarter of 2015, including the acquisition of Getrag; the acquisition of Stadco Automotive Ltd. (“Stadco”); and the Xingqiaorui Partnership.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.2% for the third quarter of 2016 compared to 4.7% for the third quarter of 2015. SG&A expense increased $13 million to $371 million for the third quarter of 2016 compared to $358 million for the third quarter of 2015 primarily as a result of:

•                  acquisitions during or subsequent to the third quarter of 2015;

•                  higher labour and benefit costs;

•                  higher incentive and executive compensation;

•                  increased costs incurred at new facilities; and

•                  higher costs to support our global compliance programs.

These factors were partially offset by an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe.

Equity Income

Equity income increased $13 million to $65 million for the third quarter of 2016 compared to $52 million for the third quarter of 2015 primarily as a result of the acquisition of Getrag in the first quarter of 2016.

Other Income, net

For the three months ended September 30, 2016, there were no amounts included in Other Income, net.

During the third quarter of 2015, we contributed two manufacturing facilities and received a 49% interest in a newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million, and as a result we recognized a gain of $136 million ($80 million after tax).  In addition, during the third quarter of 2015 we recorded net restructuring charges of $12 million ($12 million after tax) in Europe at our exterior systems operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other income, net.

	For the three months ended September 30,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change
North America	$5,109	$4,591	$518	$512	$455	$57
Europe	3,102	2,642	460	115	91	24
Asia	654	428	226	64	13	51
Rest of World	129	115	14	(5)	(7)	2
Corporate and Other	(145)	(115)	(30)	29	13	16
Total reportable segments	$8,849	$7,661	$1,188	$715	$565	$150

Excluded from Adjusted EBIT for the three months ended September 30, 2015 were the following Other Income and Other Expense items, which have been discussed in the “Other Income, net” section.  There were no amounts included in Other Income, net for the three months ended September 30, 2016.

For the three months
ended September 30,
2015
North America
Gain on disposal	$(136)
Europe
Restructuring	12
$(124)

North America

Adjusted EBIT in North America increased $57 million to $512 million for the third quarter of 2016 compared to $455 million for the third quarter of 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  decreased commodity costs; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher warranty costs of $17 million;

•                  operational inefficiencies at certain facilities, including one body and chassis operation;

•                  lower equity income;

•                  higher affiliation fees paid to Corporate;

•                  a higher amount of employee profit sharing;

•                  lower recoveries associated with scrap steel;

•                  higher severance costs;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to the third quarter of 2015.

Europe

Adjusted EBIT in Europe increased $24 million to $115 million for the third quarter of 2016 compared to $91 million for the third quarter of 2015 primarily as a result of:

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions during or subsequent to the third quarter of 2015;

•                  margins earned on higher production sales;

•                  lower affiliation fees paid to Corporate; and

•                  decreased pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $7 million;

•                  a higher amount of employee profit sharing;

•                  lower equity income;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the British pound against the U.S. dollar;

•                  higher severance costs; and

•                  net customer price concessions subsequent to the third quarter of 2015.

Asia

Adjusted EBIT in Asia increased $51 million to $64 million for the third quarter of 2016 compared to $13 million for the third quarter of 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to the third quarter of 2015, including Getrag and the Xingqiaorui Partnership; and

•                  higher equity income.

These factors were partially offset by a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar.

Rest of World

Adjusted EBIT in Rest of World increased $2 million to a loss of $5 million for the third quarter of 2016 compared to a loss of $7 million for the third quarter of 2015 primarily as a result of:

•                  net customer price increases subsequent to the third quarter of 2015; and

•                  decreased commodity costs.

These factors were partially offset by higher severance costs.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $16 million to $29 million for the third quarter of 2016 compared to $13 million for the third quarter of 2015 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  lower costs related to the investment in our information technology infrastructure; and

•                  lower consulting costs.

Interest Expense, net

During the third quarter of 2016, we recorded net interest expense of $23 million compared to $9 million for the third quarter of 2015.  The $14 million increase is primarily as a result of interest expense incurred on the issuance of senior, unsecured debt (the “Senior Debt”) during the third and fourth quarters of 2015.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $12 million to $692 million for the third quarter of 2016 compared to $680 million for the third quarter of 2015.  Excluding Other Income, net, discussed in the “Other Income, net” section, income from continuing operations before income taxes for the third quarter of 2016 increased $136 million. The increase in income from continuing operations before income taxes is the result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions during or subsequent to the third quarter of 2015;

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe;

•                  decreased commodity costs;

•                  decreased pre-operating costs incurred at new facilities;

•                  lower costs related to the investment in our information technology infrastructure; and

•                  lower consulting costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, including one body and chassis operation in North America;

•                  higher warranty costs of $25 million;

•                  the $14 million increase in interest expense, net, as discussed above;

•                  a higher amount of employee profit sharing;

•                  higher incentive compensation; and

•                  higher severance costs.

Income Taxes

	For the three months ended September 30,
	2016		2015
	$	%	$	%
Income taxes as reported	$178	25.7	$211	31.0
Tax effect on Other Income, net	—	—	(56)	(3.1)
	$178	25.7	$155	27.9

Excluding Other Income, net, after tax, the effective income tax rate decreased to 25.7% for the third quarter of 2016 compared to 27.9% for the third quarter of 2015 primarily as a result of:

•                  a decrease in non-deductible foreign exchange adjustments related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency;

•                  an increase in research and development credits in North America; and

•                  an increase in equity income.

These factors were partially offset by a change in our reserve for uncertain tax positions.

(Income) Loss from Continuing Operations Attributable to Non-Controlling Interests

Income from continuing operations attributable to non-controlling interests increased to $11 million for the third quarter of 2016 compared to a loss from continuing operations attributable to non-controlling interests of $1 million for the third quarter of 2015, primarily due to acquisitions during or subsequent to the third quarter of 2015, including Getrag and the Xingqiaorui Partnership.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $503 million for the third quarter of 2016 decreased $86 million compared to the third quarter of 2015.  Excluding Other Income, net, after tax, as discussed in the “Other Income, net” section, net income attributable to Magna International Inc. decreased $18 million primarily as a result of the decrease in the income from discontinued operations, higher income taxes and an increase in the (income) loss from continuing operations attributable to non-controlling interests partially offset by the increase in net income from continuing operations before income taxes, as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2016	2015	Change
Basic earnings per Common Share
Continuing operations	$1.30	$1.15	+	13%
Attributable to Magna International Inc.	$1.30	$1.44	-	10%
Diluted earnings per Common Share
Continuing operations	$1.29	$1.13	+	14%
Attributable to Magna International Inc.	$1.29	$1.42	-	9%
Weighted average number of Common Shares outstanding (millions)
Basic	387.1	408.5	-	5%
Diluted	389.0	413.8	-	6%

Diluted earnings per share from continuing operations increased $0.16 to a third quarter record of $1.29 compared to $1.13 for the third quarter of 2015. Other Income, net, after tax, positively impacted diluted earnings per share from continuing operations by $0.16 in the third quarter of 2015 as discussed in the “Other Income, net” section. Excluding the $0.16 per share positive impact for the third quarter of 2015 diluted earnings per share from continuing operations increased $0.32, as a result of the increase in net income attributable to Magna International Inc. from continuing operations and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2016.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2015, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2016	2015	Change
Net income from continuing operations	$514	$469
Items not involving current cash flows	282	94
	796	563	$233
Changes in operating assets and liabilities	(139)	33
Cash provided from operating activities	$657	$596	$61

Cash provided from operating activities before changes in operating assets and liabilities increased $233 million for the third quarter of 2016 compared to the third quarter of 2015 primarily as a result of:

•                  an increase in cash received from customers of $1.19 billion as a result of higher total sales as discussed above;

•                  lower cash paid relating to income taxes of $19 million; and

•                  higher dividends received from equity investments of $8 million.

These factors were partially offset by:

•                  higher cash paid for material, labour and overhead of $682 million, $162 million and $121 million, respectively, each primarily associated with the increase in sales and other factors discussed in the Cost of Goods Sold and Gross Margin section above; and

•                  higher net interest expense of $12 million as discussed in the Interest Expense, net section above.

Changes in operating assets and liabilities decreased $172 million for the third quarter of 2016 compared to the third quarter of 2015 primarily due to the increase in tooling and production inventory balances to support current and future program launches.

Capital and Investment Spending

	For the three months
	ended September 30,
	2016	2015	Change
Fixed asset additions	$(390)	$(360)
Investments and other assets	(166)	(74)
Fixed assets, investments and other assets additions	(556)	(434)
Restricted cash deposits	(180)	—
Proceeds from disposition	26	11
Sale of Interiors	—	473
Proceeds on disposal of facilities	—	118
Cash used in discontinued operations	—	(15)
Cash (used for) provided from investment activities	$(710)	$153	$(863)

Fixed assets, investments and other assets additions

In the third quarter of 2016, we invested $390 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2016 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2016.

We provided an $84 million loan to one of our equity-accounted joint ventures, we invested $77 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the third quarter of 2016 or will be launching subsequent to the third quarter of 2016 and we invested $5 million in equity-accounted investments.

Restricted cash deposits

In the third quarter of 2016, we had $180 million invested in short-term restricted cash deposits.  These deposits secure $165 million drawn on a euro credit facility with a bank that includes a netting arrangement that provides for the legal right of set-off.

Proceeds from disposition

In the third quarter of 2016, the $26 million of proceeds include normal course fixed and other asset disposals.

Sale of Interiors

On August 31, 2015 we sold substantially all of our interiors operations (excluding our seating operations) and received $473 million of proceeds, net of transaction costs during the third quarter of 2015.

Proceeds on disposal of facilities

In the third quarter of 2015, we received $118 million of proceeds related to the formation of the joint venture for the manufacture and sale of roof and other accessories for the Jeep market to OEM as well as aftermarket customers.

Financing

	For the three months
	ended September 30,
	2016	2015	Change
Issues of debt	$3	$659
Increase (decrease) in short-term borrowings	350	(41)
Repayments of debt	(237)	(16)
Issue of Common Shares on exercise of stock options	2	6
Repurchase of Common Shares	(191)	(346)
Contributions by subsidiaries by non-controlling interests	—	10
Dividends	(97)	(91)
Cash (used for) provided from financing activities	$(170)	$181	$(351)

Issues of debt in the third quarter of 2015 relate primarily to the issue of $650 million of 4.150% fixed-rate Senior Notes which mature on October 1, 2025.

During the third quarter of 2016 we issued $265 million of U.S. commercial paper [the “U.S. Program”] and we borrowed $165 million against a euro credit facility.  These increases were offset by a reduction in our bank indebtedness.

A portion of the proceeds from the issue of the U.S. Program were used to repay $169 million on our global credit facility.  We also repaid bank debt within our Asia segment that is included in debt repayments.

Repurchases of Common Shares during the third quarter of 2016 includes 4.7 million Common Shares repurchased for aggregate cash consideration of $191 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.25 for the third quarter of 2016, for a total of $97 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2016	2015	Change
Liabilities
Short-term borrowings	$631	$25
Long-term debt due within one year	201	211
Long-term debt	2,450	2,327
	3,282	2,563
Non-controlling interests	474	151
Shareholders’ equity	9,798	8,966
Total capitalization	$13,554	$11,680	$1,874

Total capitalization increased by $1.87 billion to $13.55 billion at September 30, 2016 compared to $11.68 billion at December 31, 2015, primarily as a result of an $832 million increase in shareholders’ equity, a $719 million increase in liabilities and a $323 million increase in non-controlling interest.

The increase in liabilities relates primarily to:

•                  the issuance of $265 million of U.S. commercial paper [the “U.S. Program”] in the third quarter of 2016 and the issuance of $258 million of euro-commercial paper [the “euro-Program”] in the first quarter of 2016.  These programs allow us to minimize the amount of cash on hand to run our business by providing funding on a more flexible and cost effective basis compared to drawing on our revolving credit facility;

•                  higher short-term borrowings are primarily as a result of an increase in non-cash working capital and cash deployed for the repurchase and cancellation of Common Shares under our normal course issuer bid during 2016; and

•                  higher long-term debt primarily as a result of the acquisition of Getrag in the first quarter of 2016.

The increase in shareholders’ equity was primarily as a result of:

•                  the $1.58 billion of net income earned in the first nine months of 2016;

•                  the $172 million net unrealized gain on translation of our net investment in operations whose functional currency is not the U.S. dollar; and

•                  the $39 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•                  the $799 million repurchase and cancellation of 19.8 million Common Shares under our normal course issuer bid during 2016; and

•                  $290 million of dividends paid during the first nine months of 2016.

The increase in non-controlling interest was primarily as a result of acquisitions during or subsequent to the third quarter of 2015.

Cash Resources

During the third quarter of 2016, our cash resources decreased by $233 million to $364 million as a result of the cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at September 30, 2016, we had term and operating lines of credit totalling $2.97 billion of which $2.08 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2021.   The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 3, 2016 were exercised:

Common Shares	384,409,283
Stock options (i)	7,614,131
392,023,414

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2016 that are outside the ordinary course of our business. Refer to our MD&A included in our 2015 Annual Report.

Subsequent to the third quarter of 2016 we entered into binding agreements to extend the leases for 11 properties as discussed in the “Subsequent Events” section.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

Sales

	For the nine months
	ended September 30,
	2016	2015	Change
Vehicle Production Volumes (millions of units)
North America	13.428	12.928	+	4%
Europe	16.263	15.474	+	5%
Sales
External Production
North America	$14,503	$13,089	+	11%
Europe	6,936	5,420	+	28%
Asia	1,554	1,139	+	36%
Rest of World	306	367	-	17%
Complete Vehicle Assembly	1,751	1,729	+	1%
Tooling, Engineering and Other	2,142	1,822	+	18%
Total Sales	$27,192	$23,566	+	15%

External Production Sales - North America

External production sales in North America increased 11% or $1.41 billion to a record of $14.50 billion for the nine months ended September 30, 2016 compared to $13.09 billion for the nine months ended September 30, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2015, including the:

•                  Chrysler Pacifica;

•                  Ford Edge and Lincoln MKX;

•                  Cadillac XT5;

•                  Mercedes-Benz R-Class and GLE Coupe; and

•                  Chevrolet Malibu;

•                  the acquisition of Getrag during the first quarter of 2016, which positively impacted production sales by $456 million; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $225 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  the contribution of two manufacturing facilities into an equity-accounted joint venture during the third quarter of 2015, which negatively impacted production sales by $67 million;

•                  lower production volumes on the Chevrolet Cruze as a result of the changeover to and production ramp up of the next generation model; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2015.

External Production Sales - Europe

External production sales in Europe increased 28% or $1.52 billion to a record of $6.94 billion for the nine months ended September 30, 2017 compared to $5.42 billion for the nine months ended September 30, 2015 primarily as a result of:

•                  net acquisitions during or subsequent to the nine months ended September 30, 2015, which positively impacted production sales by $1.10 billion, including Getrag which positively impacted production sales by $835 million;

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2015, including the:

•                  Audi A4;

•                  BMW X1;

•                  Skoda Superb;

•                  Audi A3 and A3 Sportback; and

•                  Mercedes-Benz E-Class.

These factors were partially offset by:

•                  a $84 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the British pound, Russian ruble and Turkish lira;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2015.

External Production Sales - Asia

External production sales in Asia increased 36% or $415 million to an all-time record of $1.55 billion for the nine months ended September 30, 2016 compared to $1.14 billion for the nine months ended September 30, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2015, primarily in China; and

•                  acquisitions during or subsequent to the third quarter of 2015, including the Xingqiaorui Partnership and Getrag, which positively impacted production sales by $198 million.

These factors were partially offset by:

•                  a $79 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won; and

•                  net customer price concessions subsequent to the third quarter of 2015.

External Production Sales - Rest of World

External production sales in Rest of World decreased 17% or $61 million to $306 million for the nine months ended September 30, 2016 compared to $367 million for the nine months ended September 30, 2015 primarily as a result of:

•                  a $69 million decrease in reported U.S. dollar production sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real; and

•                  lower production volumes on certain existing programs.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the third quarter of 2015, primarily in Brazil; and

•                  net customer price increases subsequent to the third quarter of 2015.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2016	2015	Change
Complete Vehicle Assembly Sales	$1,751	$1,729	+	1%
Complete Vehicle Assembly Volumes (Units)	67,631	78,862	-	14%

Complete vehicle assembly sales increased 1% or $22 million to $1.75 billion for the nine months ended September 30, 2016 compared to $1.73 billion for the nine months ended September 30, 2015 and assembly volumes decreased 14% or 11,231 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs; and

•                  a $4 million increase in reported U.S. dollar complete vehicle assembly sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 18% or $320 million to $2.14 billion for the nine months ended September 30, 2016 compared to $1.82 billion for the nine months ended September 30, 2015.

In the nine months ended September 30, 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chrysler Pacifica;

•                  Chevrolet Cruze;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Chevrolet Equinox, Captiva and GMC Terrain;

•                  Ford Figo Aspire;

•                  Jeep Renegade;

•                  Mini Countryman;

•                  Lincoln Continental; and

•                  BMW 5-Series.

In the nine months ended September 30, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series SuperDuty;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Chevrolet Cruze;

•                  Audi A4;

•                  MINI Countryman;

•                  Ford Edge;

•                  Skoda Fabia;

•                  Chevrolet Equinox and GMC Terrain; and

•                  Honda HR-V.

Acquisitions during or subsequent to the nine months ended September 30, 2016, including Getrag, increased our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar, including the Canadian dollar, Chinese renminbi, Indian rupee, Russian ruble, and Great Britain pound had an unfavourable impact of $32 million on our reported tooling, engineering and other sales.

Segment Analysis

	For the nine months ended September 30,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change
North America	$15,506	$13,925	$1,581	$1,545	$1,433	$112
Europe	9,856	8,234	1,622	472	339	133
Asia	1,899	1,357	542	166	86	80
Rest of World	321	373	(52)	(21)	(19)	(2)
Corporate and Other	(390)	(323)	(67)	40	34	6
Total reportable segments	$27,192	$23,566	$3,626	$2,202	$1,873	$329

There were no amounts included in Other Income, net for the nine months ended September 30, 2016.  Excluded from Adjusted EBIT for the nine months ended September 30, 2015 were the following Other Income and Other Expense items:

For the nine months
ended September 30,
2015
North America
Gain on sale	$(136)
Europe
Gain on sale	(57)
Restructuring	12
(45)
$(181)

The gain on sale in North America and restructuring in Europe have been described in the three months ended September 30, 2016 “Other Income, net” section.

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for gross proceeds of $120 million, resulting in a gain of $57 million ($42 million after tax).

North America

Adjusted EBIT in North America increased $112 million to $1.55 billion for the nine months ended September 30, 2016 compared to $1.43 billion for the nine months ended September 30, 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  decreased commodity costs; and

•                  a favourable intellectual property infringement settlement in relation to our electronics business.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, including one body and chassis operation;

•                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  lower recoveries associated with scrap steel;

•                  higher warranty costs of $16 million;

•                  lower equity income;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  higher launch costs;

•                  a higher amount of employee profit sharing;

•                  higher severance costs;

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility during the second quarter of 2014; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2015.

Europe

Adjusted EBIT in Europe increased $133 million to $472 million for the nine months ended September 30, 2016 compared to $339 million for the nine months ended September 30, 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to the third quarter of 2015, including Stadco and Getrag;

•                  productivity and efficiency improvements at certain facilities;

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe;

•                  decreased commodity costs; and

•                  the sale of our battery pack business during the second quarter of 2015.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $16 million;

•                  a higher amount of employee profit sharing;

•                  a decrease in reported U.S. dollar Adjusted EBIT primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the British pound, Russian ruble and Turkish lira;

•                  higher affiliation fees paid to Corporate;

•                  higher launch costs;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2015.

Asia

Adjusted EBIT in Asia increased $80 million to $166 million for the nine months ended September 30, 2016 compared to $86 million for the nine months ended September 30, 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to the third quarter of 2015, including the Xingqiaorui Partnership and Getrag;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar;

•                  higher warranty costs of $6 million;

•                  a higher amount of employee profit sharing;

•                  operational inefficiencies at certain facilities; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2015.

Rest of World

Adjusted EBIT in Rest of World decreased $2 million to a loss of $21 million for the nine months ended September 30, 2016 compared to a loss of $19 million for the nine months ended September 30, 2015 primarily as a result of decreased margins earned on lower production sales.

This factor was partially offset by:

•                  net customer price increases subsequent to the nine months ended September 30, 2015;

•                  a decrease in reported U.S. dollar Adjusted EBIT loss due to the weakening of the Brazilian real and Argentine peso against the U.S. dollar; and

•                  decreased commodity costs.

Corporate and Other

Corporate and Other Adjusted EBIT increased $6 million to $40 million for the nine months ended September 30, 2016 compared to $34 million for the nine months ended September 30, 2015 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  lower consulting costs.

These factors were partially offset by:

•                  higher costs to support our global compliance programs; and

•                  higher incentive compensation.

SUBSEQUENT EVENTS

Commitments

In October 2016, we entered into binding agreements to extend the leases for 11 properties for a period of 3 to 16 years.  For the extended lease terms the incremental annual rental payments are as follows:

For the 12 months ended December 31,

2017	$13
2018	27
2019	28
2020	36
2021	39
Thereafter	438
$581

Normal Course Issuer Bid

Subject to approval by the TSX and the NYSE, our Board of Directors approved a new normal course issuer bid to purchase up to 38 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 14, 2016 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 16 of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2016, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015.

CONTROLS AND PROCEDURES

During the first quarter of 2016, we acquired Getrag. Other than the addition of Getrag’s operations to our internal control over financial reporting and any related changes in control to integrate Getrag, there have been no changes in our internal control over financial reporting that occurred during the nine months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the future issuances of Notes under our U.S. commercial paper and euro-commercial paper programs; and future repurchases of Common Shares under our normal course issuer bid.  The forward-looking statements or forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would be expected to result in lower production volume levels; economic or political uncertainty, including as a result of the U.K.’s potential exit from the European Union and/or the outcome of the 2016 U.S. Presidential election; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; restructuring, downsizing and/or other significant non-recurring costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; fluctuations in relative currency values; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
Sales		$8,849	$7,661	$27,192	$23,566

Costs and expenses
Cost of goods sold		7,558	6,593	23,222	20,223
Depreciation and amortization		270	197	778	589
Selling, general and administrative		371	358	1,177	1,036
Interest expense, net		23	9	68	27
Equity income		(65)	(52)	(187)	(155)
Other income, net	3	—	(124)	—	(181)
Income from continuing operations before income taxes		692	680	2,134	2,027
Income taxes		178	211	556	569
Net income from continuing operations		514	469	1,578	1,458
Income from discontinued operations, net of tax	2	—	119	—	74
Net income		514	588	1,578	1,532
(Income) loss from continuing operations attributable to non-controlling interests		(11)	1	(25)	5
Net income attributable to Magna International Inc.		$503	$589	$1,553	$1,537

Basic earnings per share:	4
Continuing operations		$1.30	$1.15	$3.94	$3.58
Discontinued operations		—	0.29	—	0.18
Attributable to Magna International Inc.		$1.30	$1.44	$3.94	$3.76

Diluted earnings per share:	4
Continuing operations		$1.29	$1.13	$3.92	$3.53
Discontinued operations		—	0.29	—	0.18
Attributable to Magna International Inc.		$1.29	$1.42	$3.92	$3.71

Cash dividends paid per Common Share		$0.25	$0.22	$0.75	$0.66

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		387.1	408.5	393.7	409.2
Diluted		389.0	413.8	395.9	414.7

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015

Net income		$514	$588	$1,578	$1,532

Other comprehensive income, net of tax:	14
Net unrealized gain (loss) on translation of net investment in foreign operations		25	(275)	166	(650)
Net unrealized loss on available-for-sale investments		—	(2)	—	—
Net unrealized (loss) gain on cash flow hedges		(19)	(123)	39	(190)
Reclassification of net loss on cash flow hedges to net income		27	24	98	56
Reclassification of net loss on investments to net income		—	3	—	3
Reclassification of net loss on pensions to net income		1	2	3	5
Pension and post retirement benefits		—	(1)	(2)	(2)
Other comprehensive income (loss)		34	(372)	304	(778)

Comprehensive income		548	216	1,882	754
Comprehensive (income) loss attributable to non-controlling interests		(12)	1	(19)	5
Comprehensive income attributable to Magna International Inc.		$536	$217	$1,863	$759

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$514	$469	$1,578	$1,458
Items not involving current cash flows	5	282	94	849	445
		796	563	2,427	1,903
Changes in operating assets and liabilities	5	(139)	33	(759)	(587)
Cash provided from operating activities		657	596	1,668	1,316

INVESTMENT ACTIVITIES
Fixed asset additions		(390)	(360)	(1,145)	(987)
Purchase of subsidiaries	6	—	—	(1,813)	(1)
Increase in investments and other assets		(166)	(74)	(323)	(152)
Increase in restricted cash deposits	10	(180)	—	(180)	—
Proceeds from disposition		26	11	63	50
Sale of Interiors	3	—	473	—	473
Proceeds on disposal of facilities		—	118	—	221
Cash used in discontinued operations		—	(15)	—	(56)
Cash (used for) provided from investing activities		(710)	153	(3,398)	(452)

FINANCING ACTIVITIES
Issues of debt		3	659	264	690
Increase (decrease) in short-term borrowings		350	(41)	362	29
Repayments of debt		(237)	(16)	(335)	(70)
Issue of Common Shares on exercise of stock options		2	6	28	19
Repurchase of Common Shares	13	(191)	(346)	(799)	(351)
Contributions by non-controlling interest of subsidiaries		—	10	—	10
Dividends		(97)	(91)	(290)	(270)
Cash (used for) provided from financing activities		(170)	181	(770)	57

Effect of exchange rate changes on cash and cash equivalents		(10)	(78)	1	(155)

Net (decrease) increase in cash and cash equivalents during the period		(233)	852	(2,499)	766
Cash and cash equivalents, beginning of period		597	1,163	2,863	1,249
Cash and cash equivalents, end of period		$364	$2,015	$364	$2,015

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2016	2015
ASSETS
Current assets
Cash and cash equivalents	5	$364	$2,863
Accounts receivable		6,879	5,439
Inventories	7	3,090	2,564
Prepaid expenses and other	10	247	278
		10,580	11,144
Investments	6, 15	2,244	399
Fixed assets, net		7,009	6,005
Goodwill	6, 8	1,865	1,344
Deferred tax assets		275	271
Other assets	9	975	524
		$22,948	$19,687
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	$631	$25
Accounts payable		5,379	4,746
Accrued salaries and wages		801	660
Other accrued liabilities	11	1,857	1,512
Income taxes payable		100	122
Long-term debt due within one year		201	211
		8,969	7,276
Long-term debt		2,450	2,327
Long-term employee benefit liabilities		652	504
Other long-term liabilities		296	331
Deferred tax liabilities		309	132
		12,676	10,570
Shareholders’ equity
Capital stock
Common Shares [issued: 384,409,283; December 31, 2015 — 402,264,201]	13	3,798	3,942
Contributed surplus		117	107
Retained earnings		7,026	6,387
Accumulated other comprehensive loss	14	(1,143)	(1,470)
		9,798	8,966
Non-controlling interests		474	151
		10,272	9,117
		$22,948	$19,687

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					1,553		25	1,578
Other comprehensive income (loss)						310	(6)	304
Contributions by non-controlling interest							(1)	(1)
Shares issued on exercise of stock options		1.8	41	(13)				28
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	13	(19.8)	(195)		(621)	17		(799)
Stock-based compensation expense				30				30
Acquisition	6						305	305
Dividends paid		0.1	3		(293)			(290)
Balance, September 30, 2016		384.4	$3,798	$117	$7,026	$(1,143)	$474	$10,272

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					1,537		(5)	1,532
Other comprehensive loss						(778)		(778)
Shares issued on exercise of stock options		1.2	25	(6)				19
Repurchase and cancellation under normal course issuer bid	13	(7.2)	(72)		(286)	7		(351)
Release of stock and stock units			6	(6)				—
Stock-based compensation expense				29				29
Reclassification of liability							9	9
Dividends paid		0.1	6		(276)			(270)
Balance, September 30, 2015		404.4	$3,944	$100	$6,130	$(1,329)	$18	$8,863

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2015 audited consolidated financial statements and notes thereto included in the Company’s 2015 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2016 and the results of operations, changes in equity and cash flows for the three and nine month periods ended September 30, 2016 and 2015.

[b]         Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.  In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods].  ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS

At June 30, 2015, the Company determined that its interiors operations met the criteria to be classified as discontinued operations, which required retrospective application to financial information for all periods presented. Refer to the Company’s 2015 Annual Report for additional information on the Company’s Discontinued Operations.

There were no amounts related to the interiors operations classified as discontinued operations for the three and nine month periods ended September 30, 2016. The following table summarizes the results of the interiors operations classified as discontinued operations for the three and nine month periods ended September 30, 2015:

	Three months ended	Nine months ended
	September 30, 2015	September 30, 2015
Sales	$453	$1,737

Costs and expense
Cost of goods sold	436	1,635
Depreciation and amortization	—	13
Selling, general and administrative	4	58
Equity income	(3)	(11)
Income from discontinued operations before income taxes	16	42
Income taxes [i]	(51)	20
Income from discontinued operations before gain on divestiture	67	22
Gain on divestiture of discontinued operations, net of tax [i]	52	52
Income from discontinued operations, net of tax	$119	$74

[i]       In the second quarter of 2015, income taxes included $60 million of deferred tax expense relating to timing differences that became payable upon closing of the transaction and therefore in the third quarter of 2015 are included in the gain on divestiture of discontinued operations, net of tax.

3.              OTHER INCOME, NET

		Nine months ended September 30, 2015
Third Quarter
Gain on disposal	[a]	$(136)
Restructuring	[b]	12
		(124)
Second Quarter
Gain on disposal	[a]	(57)
		$(181)

For the three and nine months ended September 30, 2016, there were no amounts included in Other Income, net.

For the nine months ended September 30, 2015:

[a]         Gain on disposal

During the third quarter of 2015, the Company contributed two manufacturing facilities and received a 49% interest in a newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].

During the second quarter of 2015, the company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER INCOME, NET (CONTINUED)

[b]         Restructuring

During the third quarter of 2015, the Company recorded net restructuring charges of $12 million, after tax in Europe related to its exterior systems operations.

4.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Income available to Common shareholders:

Net income from continuing operations	$514	$469	$1,578	$1,458
(Loss) income from continuing operations attributable to non-controlling interests	(11)	1	(25)	5
Net income attributable to Magna International Inc. from continuing operations	503	470	1,553	1,463
Income from discontinued operations	—	119	—	74
Net income attributable to Magna International Inc.	$503	$589	$1,553	$1,537

Weighted average shares outstanding:
Basic	387.1	408.5	393.7	409.2
Adjustments
Stock options and restricted stock [a]	1.9	5.3	2.2	5.5
Diluted	389.0	413.8	395.9	414.7

[a]   For the three and nine months ended September 30, 2016, diluted earnings per Common Share excludes 5.2 million and 3.0 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Earnings per Common Share:

Basic:
Continuing operations	$1.30	$1.15	$3.94	$3.58
Discontinued operations	—	0.29	—	0.18
Attributable to Magna International Inc.	$1.30	$1.44	$3.94	$3.76

Diluted:
Continuing operations	$1.29	$1.13	$3.92	$3.53
Discontinued operations	—	0.29	—	0.18
Attributable to Magna International Inc.	$1.29	$1.42	$3.92	$3.71

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	September 30,	December 31,
	2016	2015
Bank term deposits, bankers’ acceptances and government paper	$113	$2,572
Cash	251	291
	$364	$2,863

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Depreciation and amortization	$270	$197	$778	$589
Amortization of other assets included in cost of goods sold	35	32	100	82
Deferred income taxes	(3)	11	8	(5)
Other non-cash charges	4	9	21	21
Equity income in excess of dividends received	(24)	(19)	(58)	(49)
Non-cash portion of Other Income [note 3]	—	(136)	—	(193)
	$282	$94	$849	$445

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Accounts receivable	$(26)	$(116)	$(1,004)	$(588)
Inventories	(232)	(62)	(362)	(331)
Prepaid expenses and other	38	3	176	(9)
Accounts payable	96	68	403	167
Accrued salaries and wages	62	125	96	70
Other accrued liabilities	(20)	(13)	(46)	27
Income taxes payable	(57)	28	(22)	77
	$(139)	$33	$(759)	$(587)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS

Acquisition of Getrag

On January 4, 2016, the Company completed the acquisition of 100% of the common shares and voting interests of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The purchase price was $1.8 billion [net of $136 million cash acquired], and is subject to working capital and other customary purchase price adjustments.  The acquired business has sales primarily to BMW, Audi, Jiangling Motors, Ford, Volvo and Dongfeng.

The acquisition of Getrag was accounted for as a business combination.  The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary amounts
recognized at September 30, 2016

Cash	$136
Non-cash working capital	(459)
Investments	1,736
Fixed assets	483
Goodwill	442
Other assets	59
Intangibles	223
Deferred tax assets	43
Long-term employee benefit liabilities	(125)
Long-term debt	(117)
Other long-term liabilities	(52)
Deferred tax liabilities	(144)
Non-controlling interest	(307)
Consideration paid	1,918
Less: Cash acquired	(136)
Net cash outflow	$1,782

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.  During the three months ended September 30, 2016 there were no adjustments made to the preliminary purchase price allocation.

The investments amount includes the following equity investments that were acquired as part of the business combination:

	Ownership	Preliminary
	percentage	investment balance

Getrag Ford Transmission GmbH	50.0%	$444
Getrag (Jiangxi) Transmission Co., Ltd [“GJT”] (i)	50.0%	$1,124
Dongfeng Getrag Transmission Co. Ltd	50.0%	$168

(i)      GJT is 66.7% owned by one of the Company’s consolidated subsidiaries which has a 25% non-controlling interest.  As a result, the preliminary investment balance was derived using 66.7% of the fair value.

The Company accounts for the investments under the equity method since it has the ability to exercise significant influence but does not hold a controlling financial interest.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS (CONTINUED)

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  All of the goodwill recognized was assigned to the Company’s European segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and patents.  These amortizable intangible assets are being amortized on a straight-line basis over a 15 year estimated useful life.

Sales for the acquired Getrag entities for the three and nine months ended September 30, 2016 were $450 million and $1.5 billion, respectively. Net income for the three and nine months ended September 30, 2016 were $13 million and $37 million, respectively.

The following table provides consolidated supplemental pro forma information as if the acquisition of Getrag had occurred on January 1, 2015.

	Three months ended	Nine months ended
	September 30, 2015	September 30, 2015
Sales	$8,135	$25,042
Net income attributable to Magna International Inc.	$608	$1,545

The unaudited pro forma financial results do not include any anticipated synergies or other expected benefits of the acquisition.  This information is presented for informational purposes only and is not indicative of future operating results.

Other

During the second quarter of 2016, the Company acquired 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics.  The acquired business has sales primarily to BMW, Volkswagen and Daimler.

7.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2016	2015
Raw materials and supplies	$1,052	$843
Work-in-process	300	246
Finished goods	343	311
Tooling and engineering	1,395	1,164
	$3,090	$2,564

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              GOODWILL

The following is a continuity of the Company’s goodwill:

Balance at December 31, 2015	$1,344
Acquisition [note 6]	430
Foreign exchange and other	57
Balance, March 31, 2016	1,831
Acquisitions [note 6]	52
Foreign exchange and other	(34)
Balance, June 30, 2016	1,849
Foreign exchange and other	16
Balance, September 30, 2016	$1,865

9.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2016	2015
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$372	$276
Customer relationship intangibles	282	75
Long-term receivables	197	87
Patents and licences, net	41	37
Unrealized gain on cash flow hedges	12	5
Pension overfunded status	17	17
Other, net	54	27
	$975	$524

10.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	September 30,	December 31,
	2016	2015
Bank indebtedness	$108	$25
Commercial paper	523	—
	$631	$25

In the third quarter of 2016, the Company entered into an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As of September 30, 2016, the gross amount outstanding under the credit facility was $165 million.  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at September 30, 2016, this liability balance was offset against the related restricted cash deposit of $180 million.  The remaining net cash deposit of $15 million was included in the Prepaid expenses and other balance, and is restricted under the terms of the loan.

During the third quarter of 2016, the Company established a U.S. commercial paper program [the “U.S. Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million.  The U.S. Program will be supported by the Company’s existing global credit facility.  The proceeds from the issuance of any U.S. notes will be used for general corporate purposes.  As of September 30, 2016, $265 million of U.S notes were outstanding, with a weighted-average interest rate of 0.81%, and maturities generally less than three months.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       SHORT-TERM BORROWINGS (CONTINUED)

In the first quarter of 2016, the Company established a euro-commercial paper program [the “euro-Program”]. Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. Any euro notes issued will be guaranteed by the Company. The proceeds from the issuance of any euro notes will be used for general corporate purposes.  As of September 30, 2016, $258 million [€230 million] of euro notes were outstanding, with a weighted-average interest rate of -0.04%, and maturities generally less than three months.

11.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2016	2015
Balance, beginning of period	$59	$80
Expense, net	19	8
Settlements	(17)	(10)
Acquisition [note 6]	172	—
Foreign exchange and other	4	(6)
Balance, March 31	237	72
Expense, net	12	10
Settlements	(14)	(10)
Foreign exchange and other	(2)	1
Balance, June 30	233	73
Expense, net	26	1
Settlements	(4)	(10)
Foreign exchange and other	(1)	(5)
Balance, September 30	$254	$59

During the first quarter of 2016, the warranty obligation assumed as a result of the acquisition was recognized at its estimated fair value of $172 million.  Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Defined benefit pension plan and other	$4	$3	$13	$10
Termination and long service arrangements	7	8	22	20
Retirement medical benefit plan	—	—	1	1
	$11	$11	$36	$31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       CAPITAL STOCK

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2016		2015
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	7,277,425	$300	—	$—
Second Quarter	7,823,637	308	—	—
Third Quarter	4,706,220	190	7,246,514	346
	19,807,282	$798	7,246,514	$346

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 3, 2016 were exercised or converted:

Common Shares	384,409,283
Stock options (i)	7,614,131
392,023,414

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2016	2015
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,042)	$(255)
Net unrealized gain (loss)	256	(438)
Repurchase of shares under normal course issuer bid	7	—
Balance, March 31	(779)	(693)
Net unrealized (loss) gain	(108)	63
Repurchase of shares under normal course issuer bid	6	—
Balance, June 30	(881)	(630)
Net unrealized gain (loss)	24	(275)
Repurchase of shares under normal course issuer bid	4	7
Balance, September 30	(853)	(898)

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(262)	(113)
Net unrealized gain (loss)	69	(65)
Reclassification of net loss to net income	36	11
Balance, March 31	(157)	(167)
Net unrealized loss	(11)	(2)
Reclassification of net loss to net income	35	21
Balance, June 30	(133)	(148)
Net unrealized loss	(19)	(123)
Reclassification of net loss to net income	27	24
Balance, September 30	(125)	(247)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

	2016	2015
Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(1)	(4)
Net unrealized gain	—	1
Balance, March 31	(1)	(3)
Net unrealized gain	—	1
Balance, June 30	(1)	(2)
Net unrealized loss	—	(2)
Reclassification of net loss to net income	—	3
Balance, September 30	(1)	(1)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(165)	(186)
Net unrealized loss	(2)	(1)
Acquisition [note 6]	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(167)	(186)
Acquisition [note 6]	1	—
Reclassification of net loss to net income	1	2
Balance, June 30	(165)	(184)
Net unrealized loss	—	(1)
Reclassification of net loss to net income	1	2
Balance, September 30	(164)	(183)

Total accumulated other comprehensive loss	$(1,143)	$(1,329)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2016	2015
Balance, beginning of period	$97	$44
Net unrealized (loss) gain	(24)	27
Reclassifications of net loss to net income	(14)	(5)
Balance, March 31	59	66
Net unrealized gain (loss)	6	(1)
Reclassifications of net loss to net income	(13)	(8)
Balance, June 30	52	57
Net unrealized gain	7	47
Reclassifications of net loss to net income	(10)	(10)
Balance, September 30	$49	$94

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2016	2015
Balance, beginning of period	$31	$36
Net unrealized loss	(2)	—
Balance, March 31	29	36
Reclassification of net loss to net income	(1)	(1)
Balance, June 30	$28	$35
Net unrealized loss	—	(1)
Reclassification of net loss to net income	—	(1)
Balance, September 30	$28	$33

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $124 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2016	2015
Trading
Cash and cash equivalents	$364	$2,863
Investment in asset-backed commercial paper	79	73
Equity investments	—	4
	$443	$2,940
Held to maturity investments
Severance investments	$3	$3
Loans and receivables
Accounts receivable	$6,879	$5,439
Long-term receivables included in other assets	197	87
	$7,076	$5,526
Other financial liabilities
Bank indebtedness	$108	$25
Commercial paper	523	—
Long-term debt (including portion due within one year)	2,651	2,557
Accounts payable	5,379	4,746
	$8,661	$7,328
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$17	$27
Other assets	12	4
Other accrued liabilities	(131)	(191)
Other long-term liabilities	(53)	(152)
	$(155)	$(312)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
September 30, 2016
Assets	$29	$25	$4
Liabilities	$(184)	$(25)	$(159)
December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At September 30, 2016, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2015 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$104 million [December 31, 2015 - Cdn$101 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $201 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At September 30, 2016, the net book value of the Company’s Senior Notes was $2.34 billion and the estimated fair value was $2.55 billion, determined primarily using active market prices.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2016, sales to the Company’s six largest customers represented 84% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]    Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2016, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	154	(2,125)
euro amount	31	(7)
Korean won amount	26,400	—
For U.S. dollars
Peso amount	5,630	—
Korean won amount	22,878	—
For euros
U.S. amount	153	(202)
GBP amount	—	(30)
Czech Koruna amount	5,187	(8)
Polish Zlotys amount	247	(4)

Forward contracts mature at various dates through 2020. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed [the “Main Action”].  The fresh statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            inducement by the Company of a breach of the Licence Agreement by TRW;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn$2.56 billion in the Main Action. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur.

In April 2016, the Company filed a new claim against Centoco Holdings Limited and KS Centoco Ltd. seeking an order under the Ontario Business Corporations Act to wind-up the business and affairs of KS Centoco Ltd. and distribute its assets to the shareholders [the “Wind-Up Action”]. In June 2016, Centoco Holdings Limited and KS Centoco Ltd. filed a statement of defence and counterclaim in the Wind-Up Action alleging breach of fiduciary duty and bad faith performance of contractual obligations by the Company and two of its officers who were the Company’s representatives on KS Centoco Ltd.’s Board of Directors for a number of years [the “Centoco Counterclaim”]. Pursuant to the Centoco Counterclaim, Centoco Holdings Limited and KS Centoco Ltd. are claiming damages of approximately Cdn$1.8 billion.

Both actions will be tried together at a trial scheduled to commence on October 30, 2017. The claims and damages in the Centoco Counterclaim substantially duplicate those described in the Main Action and, as a result, the Company believes that there is no incremental liability due to the Centoco Counterclaim. The Company also believes it has valid defences to the claims made by Centoco Holdings Limited and KS Centoco Ltd. in both actions and therefore intends to continue to vigorously defend these two cases. Due to the nature of the claims made and potential damages alleged by Centoco Holdings Limited and KS Centoco Ltd., the Company is unable to predict the final outcome of these claims.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES (CONTINUED)

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 11]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our transmission systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other income, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	September 30, 2016				September 30, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,609	$1,466		$708	$1,538	$1,419		$620
United States	2,601	2,502		1,545	2,318	2,225		1,332
Mexico	1,266	1,116		932	1,030	921		707
Eliminations	(367)	—		—	(295)	—		—
	5,109	5,084	$512	3,185	4,591	4,565	$455	2,659
Europe
Western Europe (excluding Great Britain)	2,534	2,424		1,890	2,152	2,061		1,197
Great Britain	129	129		131	80	79		47
Eastern Europe	532	468		557	500	446		455
Eliminations	(93)	—		—	(90)	—		—
	3,102	3,021	115	2,578	2,642	2,586	91	1,699
Asia	654	612	64	765	428	392	13	647
Rest of World	129	128	(5)	63	115	114	(7)	56
Corporate and Other	(145)	4	29	418	(115)	4	13	389
Total reportable segments	8,849	8,849	715	7,009	7,661	7,661	565	5,450
Other income, net			—				124
Interest expense, net			(23)				(9)
	$8,849	$8,849	$692	7,009	$7,661	$7,661	$680	5,450
Current assets				10,580				10,784
Investments, goodwill, deferred tax assets, and other assets				5,359				2,359
Consolidated total assets				$22,948				$18,593

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2016				September 30, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$5,020	$4,617		$708	$4,578	$4,237		$620
United States	7,636	7,351		1,545	7,112	6,805		1,332
Mexico	3,852	3,467		932	3,085	2,803		707
Eliminations	(1,002)	—		—	(850)	—		—
	15,506	15,435	$1,545	3,185	13,925	13,845	$1,433	2,659
Europe
Western Europe (excluding Great Britain)	7,968	7,687		1,890	6,653	6,434		1,197
Great Britain	511	509		131	275	274		47
Eastern Europe	1,663	1,459		557	1,548	1,373		455
Eliminations	(286)	—		—	(242)	—		—
	9,856	9,655	472	2,578	8,234	8,081	339	1,699
Asia	1,899	1,776	166	765	1,357	1,262	86	647
Rest of World	321	320	(21)	63	373	372	(19)	56
Corporate and Other	(390)	6	40	418	(323)	6	34	389
Total reportable segments	27,192	27,192	2,202	7,009	23,566	23,566	1,873	5,450
Other income, net			—				181
Interest expense, net			(68)				(27)
	$27,192	$27,192	$2,134	7,009	$23,566	$23,566	$2,027	5,450
Current assets				10,580				10,784
Investments, goodwill, deferred tax assets and other assets				5,359				2,359
Consolidated total assets				$22,948				$18,593

18.       SUBSEQUENT EVENTS

Commitments

In October 2016, the Company entered into binding agreements to extend the leases for 11 properties for a period of 3 to 16 years.  For the extended lease terms the incremental annual rental payments are as follows:

For the 12 months ended December 31,
2017	$13
2018	27
2019	28
2020	36
2021	39
Thereafter	438
$581

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

18.       SUBSEQUENT EVENTS (CONTINUED)

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 38 million of the Company’s Common Shares, representing approximately 10% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 14, 2016 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.